Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: OBA Financial Services, Inc.

(Registration No. 333-196807)

On July 23, 2014, F.N.B. Corporation hosted its Second Quarter 2014 Earnings Report and Conference Call. The portions of the conference call and the F.N.B. Corporation Second Quarter 2014 Earnings Presentation, dated July 23, 2014, which relate to the proposed merger between F.N.B. Corporation and OBA Financial Services, Inc., are furnished below.

Cautionary Statement Regarding Forward-Looking Information

This presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market; (11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending merger of OBA Financial Services Inc.; (14) the effects of current, pending and future legislation, regulation and regulatory actions, or (15) the impact on federal regulated agencies that have oversight or review of F.N.B. Corporation’s business and securities activities. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.

Additional Information About the Merger and Where to Find It

In connection with the merger, F.N.B. Corporation has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of OBA Financial Services, Inc. and a Prospectus of F.N.B.

SHAREHOLDERS OF OBA FINANCIAL SERVICES, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH

THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials, and any other documents F.N.B. and OBA have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. and OBA have filed with the SEC may also be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and Charles E. Weller, President and Chief Executive Officer, OBA Financial Services, Inc., 20300 Seneca Meadows Parkway, Germantown, MD 20876, telephone: (301) 916-0742.

F.N.B. and OBA and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of OBA in connection with the merger. Information concerning such participants’ ownership of OBA common stock is set forth in the Proxy Statement/Prospectus regarding the merger. This communication does not constitute an offer of any securities for sale.

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Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

We experienced growth across all markets, with a heavier concentration from our metro markets of Pittsburgh, Baltimore and Cleveland. Our commercial success in F.N.B.’s new markets exceeds our expectations and demonstrates that we are realizing meaningful benefits from our acquisition strategy. Our business model is generating results in the larger metro markets and the teams we have assembled across our footprint, including our new markets, are performing very well.

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Our metro market expansion strategy continues to progress successfully. OBA Financial is on track to close and convert in mid-September. This acquisition expands F.N.B. into the highly attractive I-270 corridor, providing scale in the market and cost-effectively leveraging the leadership and infrastructure investment we have already made in Maryland. The market has a high concentration of commercial prospects, a key consideration for us. Given our success growing our commercial portfolio, this will further strengthen F.N.B.’s ability to generate high-quality earning assets.

I would also like to remind you that the transaction bolsters our capital levels and future EPS accretion.

All expansion markets are fully staffed and completely integrated. As evidenced by our loan growth, we are beginning to realize the full benefits of our strategy which began with our entry into Annapolis in April of last year. In fact, I would characterize our position in these markets as currently exceeding initial expectations for talent acquisition and loan production.

To put this in perspective, our commercial pipelines, which are currently at a record high, continue to escalate in part because of these markets. At the end of the second quarter, the total pipeline grew 65 percent from a year ago and the metro markets of Pittsburgh, Baltimore and Cleveland now represent nearly 70 percent of the total. Pittsburgh remains our largest contributor, and Baltimore and Cleveland are building momentum and comprise over a quarter of our total commercial pipeline. The expanded pool of diverse commercial prospects created through our expansion provides us with the ability to achieve high-quality growth as we maintain our disciplined underwriting standards in an increasingly competitive environment.

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Gary L. Guerrieri – F.N.B. Corporation, Chief Credit Officer:

Next, I’d like to shift your attention to the loan growth we experienced during the quarter, and share some insight with you about the consistency of our lending approach and underwriting philosophy. Our recent expansion into the Cleveland and Baltimore markets has provided us with numerous lending opportunities, which has strategically provided us with greater geographic and borrower diversity and, more importantly, allows us to be very selective in our credit decision-making process.

We have hired very seasoned credit professionals to oversee these two markets and lead the decision-making process, with our overall credit officer group averaging 32 years of industry experience. We have also made significant investments internally to develop and implement a proprietary credit underwriting system, which ensures consistent credit delivery across our entire footprint that is aligned with the Company’s underwriting policies and philosophy.

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Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Turning to capital, the linked-quarter decline in the June 30 capital ratios reflect the quarter’s strong growth, while the year-over-year comparisons show our strengthened capital position following the raise last fall, with stronger Tier 1 Common and TCE ratios and an increased tangible book value per share. In addition, the OBA transaction will come on board with excess capital that can be utilized to support our continued asset growth.

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With these items in mind, and given seasonal influences, quarterly core non-interest income is expected to be in-line to slightly lower than the second quarter results absent the benefit we will see in the fourth quarter from OBA. Quarterly core non-interest expense is expected to remain relatively consistent with second quarter levels for the remainder of the year, again excluding the increase in the fourth quarter from the addition of OBA’s operating expenses.

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As Vince mentioned, we are on target for a mid-September closing date for OBA, and I would like to remind you of our previous guidance. We expect the transaction to be dilutive to earnings by approximately $0.01 in the fourth quarter, neutral in 2015 and accretive thereafter, while being accretive to capital day one.

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Question & Answer

Collyn Gilbert:

And then just one final question, you know, Vince, would you talk about, kind of, the growth outlook and, obviously, the success that you guys have had in your new markets and now guiding to a little bit of the upper end of the loan growth range. How do you think about capital as you, kind of, perhaps, set your sights to be a much larger organization?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

You know, I think it’s a great question, and, you know, as we continue to look forward and experience good success growing, I think it really validates the strategy of pursuing OBA. When you really look at it, to get that 30 basis-point lift really positions us in TCE ratio — positions us to continue to sustain the growth trajectory that we’re experiencing.

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Collyn Gilbert:

Okay, that’s helpful. And then just the comment that you made looking at OBA. As we look at potential acquisitions for you guys in the future, so capital accretion — is that going to be, kind of, an important component, then, of deals — ?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, that was an added benefit with OBA. I think OBA also positioned us in an area in Maryland that has a high density of commercial prospects. So, you know, as we’ve stated before, you know, we’re looking to do acquisitions that position the company to achieve significant organic growth targets.

So, you know, that one worked both from a capital accretion standpoint and positioned us for growth. So that remains our focus.

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2Q14 Operating and Strategic Highlights
5
Operating Results Highlights
Continued high-quality earnings – Record operating
(1)
net income available to common shareholders of $33.4 million; earnings per diluted common share of $0.20
Revenue growth of $12 million, or 8.5%, compared to 1Q14, and $21 million, or 15.6%, compared to 2Q13
(2)
Solid profitability performance
Return on average tangible assets of 1.07%
(1)
Return on average tangible common equity of 14.82%
(1)
Reported net interest margin of 3.60%; Core net interest margin of 3.59% compared to 3.60% in the prior quarter
Efficiency ratio of 57%, improved over prior and year-ago quarters and ninth consecutive quarter below 60%
Strong organic loan and deposit growth
Total average loan growth of $257.1 million or 10.5% annualized
Total average commercial loan growth of $181.0 million or 13.1% annualized
Total spot loan growth of $390.7 million or 15.8% annualized
Total average transaction deposits and customer repos growth of $263.6 million or 12.0% annualized
Total non-interest bearing deposit growth of $129.9 million or 23.2% annualized
Continued good asset quality results
Net charge-offs of 0.23% annualized of average originated loans
Non-performing loans and OREO to total originated loans and OREO improved 10 basis points to 1.36%
Strategic
Metro market expansion strategy continues to progress successfully; OBA Financial on track to close and convert in
September 2014
Named Pittsburgh, PA as FNB corporate headquarters
Continue to attract talent
(1) Operating results, a non-GAAP measure, refer to Appendix for GAAP to Non-GAAP Reconciliation details; (2) Excludes gains on the sale of securities